UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Encore Acquisition Company

(Name of Issuer)
Common Stock

(Title of Class of Securities)
29255W100

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29255W100	Page	2	of	9

1	NAME OF REPORTING PERSONS Red Oak Associates, L.P. 75-2758850

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) Not applicable
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		585,503 (See Note 1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		585,503 (See Note 1)

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,503 (See Note 1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1% (based on 52,818,706 shares of common stock outstanding as of December 31, 2008, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2008)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	29255W100	Page	3	of	9

1	NAME OF REPORTING PERSONS Red Oak Associates No. 2, L.P. 75-2918956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) Not applicable
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,359,510 (See Note 1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,359,510 (See Note 1)

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,359,510 (See Note 1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6% (based on 52,818,706 shares of common stock outstanding as of December 31, 2008, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2008)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	29255W100	Page	4	of	9

1	NAME OF REPORTING PERSONS I. Jon Brumley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) Not applicable
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		2,572,297 (See Notes 1 and 2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,572,297 (See Notes 1 and 2)

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,297 (See Notes 1 and 2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9% (based on 52,818,706 shares of common stock outstanding as of December 31, 2008, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2008)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	29255W100	Page	5	of	9
Item 1.

(a)	Name of Issuer:	Encore Acquisition Company

(b)	Address of Issuer’s Principal Executive Offices:	777 Main Street, Suite 1400 Fort Worth, Texas 76102
Item 2.

(a)	Name of Person Filing:	Red Oak Associates L.P., Red Oak Associates No. 2, L.P. and Mr. I. Jon Brumley

(b)	Address of Principal Business Office:	777 Main Street, Suite 1400 Fort Worth, Texas 76102

(c)	Citizenship:	U.S.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	29255W100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No.	29255W100	Page	6	of	9
Item 4. Ownership
(a) – (b)
Red Oak Associates, L.P.
The aggregate number of shares of common stock that Red Oak Associates, L.P. owns beneficially is 585,503, which constitutes approximately 1.1% of the outstanding shares of common stock.
Red Oak Associates No. 2, L.P.
The aggregate number of shares of common stock that Red Oak Associates No. 2, L.P. owns beneficially is 1,359,510, which constitutes approximately 2.6% of the outstanding shares of common stock.
I. Jon Brumley
Because of his position as sole officer, director and shareholder of the corporation that is the sole general partner of each of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P., and because of his individual ownership of shares of common stock and rights to acquire shares of common stock pursuant to options, Mr. Brumley may be deemed to beneficially own 2,572,297 shares of common stock, which constitute in the aggregate approximately 4.9% of the outstanding shares of common stock.
Note: Percentages are based on 52,818,706 shares of common stock outstanding as of December 31, 2008, which includes 328,362 shares of common stock represented by options exercisable within 60 days of December 31, 2008.
(c)
Red Oak Associates, L.P.
Acting through its sole general partner, Red Oak Associates, L.P. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 585,503 shares of common stock.
Red Oak Associates No. 2, L.P.
Acting through its sole general partner, Red Oak Associates No. 2, L.P. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,359,510 shares of common stock.
I. Jon Brumley
In his capacity as sole officer, director and shareholder of the corporation that is the sole general partner of each of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P., Mr. Brumley has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,945,013 shares of common stock.

CUSIP No.	29255W100	Page	7	of	9
Mr. Brumley also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 161,106 shares of common stock. Furthermore, Mr. Brumley has the sole power to vote or to direct the vote of 137,816 shares of restricted common stock. Mr. Brumley is also deemed to beneficially own 328,362 shares of common stock that may be acquired upon the exercise of options that are exercisable within 60 days of December 31, 2008.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
See Exhibit I.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

Note 1:	Mr. I. Jon Brumley is the sole officer, director and shareholder of the corporation that is the sole general partner of Red Oak Associates, L.P. and Red Oak Associates No. 2, L.P.

Note 2:	Includes (i) 585,503 shares of common stock held by Red Oak Associates, L.P., (ii) 1,359,510 shares of common stock held by Red Oak Associates No. 2, L.P., (iii) direct ownership of 161,106 shares of common stock and 137,816 shares of restricted common stock, and (iv) 328,362 shares of common stock that may be acquired upon the exercise of options that were or would have become exercisable within 60 days of December 31, 2008.

CUSIP No.	29255W100	Page	8	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2009	RED OAK ASSOCIATES, L.P., a Delaware limited partnership

	By:	Red Oak Holdings, Inc., a Texas corporation.

		By:	/s/ I. Jon Brumley
I. Jon Brumley

RED OAK ASSOCIATES NO. 2, L.P., a Delaware limited partnership

	By:	Red Oak Holdings, Inc., a Texas corporation.

		By:	/s/ I. Jon Brumley
I. Jon Brumley

/s/ I. Jon Brumley

I. Jon Brumley

CUSIP No.	29255W100	Page	9	of	9
EXHIBIT I
JOINT FILING AGREEMENT
          In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Encore Acquisition Company, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
          In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 16th day of February, 2009.

RED OAK ASSOCIATES, L.P., a Delaware limited partnership

By:	Red Oak Holdings, Inc., a Texas corporation.

	By:	/s/ I. Jon Brumley
I. Jon Brumley

RED OAK ASSOCIATES NO. 2, L.P., a Delaware limited partnership

By:	Red Oak Holdings, Inc., a Texas corporation.

	By:	/s/ I. Jon Brumley
I. Jon Brumley

/s/ I. Jon Brumley

I. Jon Brumley